February 20, 2001



AXP Tax-Free Money Fund, Inc.
70100 AXP Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP Tax-Free Money Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.


Sincerely,



/s/Leslie L. Ogg
   Leslie L. Ogg
Attorney at Law
901 S. Marquette Ave., Suite 2810
Minneapolis, MN  55402-3268